Exhibit 99.1

March 29, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has been notified by the Argentine Central Bank, pursuant to Resolution N° 98 of the Argentine Central Bank, that Ms. Verónica Lagos Marmol has been authorized to act as an Alternate Director of the Bank and Ms. María Matilde Hoenig has been authorized to act as Alternate Syndic of the Bank, each in accordance with the resolutions adopted by the Bank at its Shareholders´ Meeting that was held on April 28, 2020.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which shall govern in all respects, including with respect to any matters of interpretation.